SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For August 2007
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of August 2007, incorporated by reference herein:

Exhibit

99.1 Release dated August 31, 2007, entitled “PROVISIONAL CONDENSED ANNUAL
        FINANCIAL STATEMENTS AND REPORT TO SHAREHOLDERS FOR THE
        QUARTER AND YEAR ENDED 30 JUNE 2007.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: August 31, 2007
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

PROVISIONAL CONDENSED ANNUAL FINANCIAL STATEMENTS AND REPORT
TO SHAREHOLDERS FOR THE QUARTER AND YEAR ENDED 30 JUNE 2007
2007 FINANCIAL YEAR
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa) • Registration No.1895/000926/06
ARBN 086 277616 • JSE trading symbol: DRD • ISIN Code: ZAE 000058723
Issuer code: DUSM • NASDAQ trading symbol: DROOY
(“DRDGOLD” or “the company”)
KEY FEATURES
• Disposal by Emperor of its 20% interest in the Porgera JV completed 17 August
• DRDGOLD SA gold production increases by 7% for the quarter
• DRDGOLD SA attributable resource increases by 33% to 53.9 million ounces
• DRDGOLD SA posts a net profit of R55 million for the year
• Formation of an East Rand gold tailings treatment joint venture with Mintails SA
REVIEW OF OPERATIONS
Quarter
Quarter
Quarter 12 months to
12 months to
Jun
Mar                     %
Jun
30 Jun
30 Jun
Group
2007
2007
Change
2006
2007
2006
Attributable gold production*
Australasian operations
oz
10 562
28 008
(62)
39 623
115 751
183 028
kg
329
871
(62)
1 232
3 599
5 694
Discontinued operations
oz
–
429
(100)
2 053
26 910
28 397
kg
–
13
(100)
64
836
884
South African operations
oz
80 505
75 330
7
90 181
334 496
315 976
kg
2 504
2 343
7
2 805
10 404
9 828
Group
oz
91 067
103 767
(12)
131 857
477 157
527 401
kg
2 833
3 227
(12)
4 101
14 839
16 406
Cash operating costs
Australasian operations
US$ per oz
906
707
(28)
357
610
365
ZAR per kg
206 775
164 963
(25)
74 314
141 911
75 435
Discontinued operations
US$ per oz
–
–
–
515
795
515
ZAR per kg
–
–
–
112 281
189 986
112 281
South African operations
US$ per oz
587
572
(3)
507
540
480
ZAR per kg
134 456
133 492
(1)
105 117
125 217
99 301
Group
US$ per oz
624
606
(3)
463
571
435
ZAR per kg
144 176
141 449
(2)
95 975
132 915
89 904
Gold price received
US$ per oz
681
663
3
618
643
531
ZAR per kg
155 198
154 629
–
127 902
149 133
109 721
Capital expenditure
US$ million
8.3
9.0
8
14.8
43.0
39.1
ZAR million
58.6
65.9
11
95.2
310.6
251.2
* Emperor Mines Limited (“Emperor”) consolidated from 6 April 2006 (previously 39.52% attributable) and Crown Gold Recoveries (Pty) Limited
(“CGR”) which included East Rand Proprietary Mines Limited (“ERPM”) consolidated 100% from 1 December 2005 (previously 40%
attributable).
GROUP RESULTS

STOCK

Issued capital
370 341 981 ordinary no par value shares
5 000 000 cumulative preference shares
Total ordinary no par value shares issued and committed: 386 596 755
Stock traded
JSE
NASDAQ
Average volume for the quarter per day (’000) 934 3 220
% of issued stock traded (annualised) 66 227
Price • High R6.67 US$0.94
• Low R4.45 US$0.65
• Close R5.25 US$0.73
FORWARD-LOOKING STATEMENTS
Many factors could cause the actual results, performance or
achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a continuing strengthening of the Rand against the
Dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licences or other governmental approvals, changes in DRDGOLD’s competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.
These risks include, without limitation, those described in the section entitled “Risk Factors” included in our annual report for the fiscal year ended 30 June 2006, which we filed with the United States Securities and Exchange Commission on 22 December 2006 on Form 20-F.
You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-
looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events.
OVERVIEW
Dear shareholder
Safety
With sadness I report the death of two DRDGOLD South African
Operations (“DRDGOLD SA”) employees. Siyakudumisa Qwetsha, a winch driver at ERPM, died in a work-related incident and Mojalefa Semano was fatally injured when a fall of ground occurred at Blyvoor during the quarter under review. Six DRDGOLD SA employees died in work-related incidents during the 2007 financial year compared with five in 2006. This left the company’s Fatal Injury Frequency Rate ("FIFR") in 2007 virtually unchanged at 0.21, an unacceptable performance given our drive to achieve zero fatalities. While DRDGOLD SA’s Disabling Injury Frequency Rate ("DIFR")
for the year declined marginally from 10.81 to 10.46, its Reportable Injury
Frequency Rate (“RIFR”) rose from 3.81 to 4.75. At an operational level,
Blyvoor is worthy of singling out in terms of safety performance during
2007. The mine has received the Minister of Minerals and Energy’s Safety
Flag award for mines in the ultra-deep gold and platinum category and won the West Rand Mine Managers’ Association Inter-mine Safety Competition for the ninth consecutive year with a RIFR of 3.87.
A range of initiatives are in place to improve safety performance at all of DRDGOLD SA’s operations and I hope to have more positive news to report on a quarterly basis during the 2008 financial year.
Specific safety reforms at Tolukuma continued during the quarter, with priority given to ensuring safer operating conditions and encouraging safer behaviour by individual employees. In respect of operating conditions, particular attention was given to addressing inadequate and/or high-risk physical conditions by making improvements to ventilation (ventilation capacity increased by 300% during the year) and electrical infrastructure. Management have also introduced improvements to hazard and incident identification and reporting protocols, through the introduction of a formal hazard alert programme, and the
implementation of an Incident Investigation system. Both of these initiatives include mechanisms to track actions and outcomes arising from the identification of hazards or other safety risks.
Production
Group gold production for the quarter was 12% lower at 91 067oz, reflecting a 62% drop in Australasian gold production to 10 562oz – a result of the disposal of both the Vatukoula mine in Fiji and the 20%
stake in the Porgera Joint Venture (“JV”) in Papua New Guinea
(“PNG”). Most encouragingly, however, the South African operations increased gold production by 7% to 80 505oz, a consequence of both a return to planned underground production levels at Blyvoor and improved surface production at ERPM.
Group gold production for the year was 10% lower at 477 157oz due to a 33% decline in Australasian gold production resulting both from previously reported operating difficulties at the Australasian operations and the subsequent disposal of Vatukoula and the Porgera
JV stake. South African gold production increased by 6%, reflecting progress in our strategy to stabilise operating performance generally.
Reserves and Resources as at 30 June 2007
DRDGOLD’s attributable Mineral Resource increased by 14% to
54.2 million ounces and its Ore Reserve decreased by 29% to
6.3 million ounces.
DRDGOLD’s attributable Mineral Resource from its South African operations increased by 33% to 53.9 million ounces, of which 6.2 million ounces resulted from the granting of the ERPM Extension 2 prospecting right and 12.4 million ounces related to ERPM’s Southern Lease area.

Despite an 11% lower stake in DRDGOLD SA, DRDGOLD’s
attributable Ore Reserve from its South African operations decreased by only 0.480 million ounces to 6.2 million ounces.
DRDGOLD’s attributable Mineral Resource from its Australasian operations decreased by 95%, from 7.0 million ounces to 0.322 million ounces. This decrease was primarily as a result of the disposals of
Porgera and the Vatukoula mine.
DRDGOLD’s attributable Ore Reserve from its Australasian
operations also decreased by 95%, from 2.151 million ounces to
0.108 million ounces, as a result of the disposal of Porgera and the
Vatukoula mine.
Financial
Group revenue from continuing operations for the quarter was 13%
lower at R449.6 million.While revenue from the South African operations increased by 7% to R381.8 million, revenue from the Australasian operations declined by 56% to R69.5 million. After accounting for Group cash operating costs, which were 11% lower at R404.7 million, Group cash operating profit was 23% lower at R44.9 million. While the South African operations recorded a 4% increase in cash operating profit to
R45.1 million, the Australasian operations incurred a loss of R2.4 million compared with the previous quarter’s profit of R15.1 million mainly as the result of the sale of the stake in the Porgera JV.
Group revenue from continuing operations for the year was 32%
higher at R2 087.7 million but after deducting cash operating costs, which was 41% higher at R1 813.5 million, Group cash operating profit from continuing operations was 8% lower at R274.2 million.
DRDGOLD SA recorded a net profit of R55 million for the year compared to the previous year’s net loss of R30 million, while
Emperor’s net loss for the year was R1 344 million after accounting for the net loss of R1 022 million from the discontinued Vatukoula mine.
Corporate developments
The quar ter and the year under review, together with the period immediately after year-end, have all been eventful. At the time of writing, the balance sheet restructuring of Emperor, in which
DRDGOLD indirectly holds a 78.72% interest, had been substantially completed. Key elements of this were the afore-mentioned disposal of
Vatukoula and the Porgera JV stake.
In South Africa, two exciting joint ventures with Mintails SA (Pty) Limited
(“Mintails SA”) were announced – one relating to underground exploration for gold and uranium on the West Rand and the other to surface retreatment for the recovery of gold on the East Rand, the focus being incorporation of key elements of the Ergo surface retreatment operation, previously owned by AngloGold Ashanti Limited.
Looking ahead
Notwithstanding various setbacks previously repor ted, the South
African operations are star ting to show signs of responsiveness to the stabilisation strategy being applied. Continuing progress on this front –
together with positive development in respect of both brownfields reserve and resource growth and the JVs with Mintails SA – holds promise of a sound platform for further growth in South Africa.
A consequence of the Australasian restructuring will be the
repatriation to South Africa of significant funds in the form of a capital distribution and loan repayments from the Porgera JV disposal proceeds. This – together with no prospect of fur ther lending to
Emperor – will greatly strengthen the DRDGOLD balance sheet going forward, providing impetus for the afore-mentioned anticipated growth in South Africa.
JOHN SAYERS
Chief Executive Officer
31 August 2007

CONDENSED CONSOLIDATED INCOME STATEMENT

Quarter
Quarter Quarter
12 months to
12 months to
Jun
Mar                  Jun
30 Jun
30 Jun
2007
2007 2006
2007
2006
Rm
Rm Rm
Rm
Rm
Unreviewed
Unreviewed Unreviewed Notes
Reviewed
Reviewed
Continuing operations
Gold and silver revenue
449.6
514.9                 509.7
2 087.7
1 583.4
Cash operating costs
(404.7)
(456.4) (386.4)
(1 813.5)
(1 285.0)
Cash operating profit
44.9
58.5                 123.3
274.2
298.4
Administration and general other costs
(36.8)
(45.0) (16.8)
(197.8)
(129.8)
Share-based payments
(9.8)
(2.0) (6.5)
(12.7)
(13.3)
Exploration costs
(3.6)
(4.9) (5.9)
(15.6)
(16.5)
Care and maintenance costs
(2.5)
(3.2) (1.2)
(10.6)
(9.2)
(Loss)/profit from operations
(7.8)
3.4                   92.9
37.5
129.6
Retrenchment costs
(4.1)
(0.8) –
(4.9)
(1.0)
Investment income
7.1
19.5                 (45.7)
31.9
(49.9)
Finance expense
(22.8)
(13.2) (9.6)
(75.4)
(42.6)
Net operating (loss)/profit
(27.6)
8.9                   37.6
(10.9)
36.1
Rehabilitation
(10.7)
(3.1) (23.7)
(20.0)
(39.0)
Depreciation
(10.5)
(37.0) (22.1)
(133.5)
(143.4)
(Loss)/profit on financial instruments
(14.0)
1.3                   22.9
(23.3)
8.4
Movement in gold in process
1.3
(15.8) (9.1)
38.6
(3.8)
(Loss)/profit before taxation
(61.5)
(45.7) 5.6
(149.1)
(141.7)
Taxation
(11.0)
(0.2) (16.2)
(5.5)
(15.8)
Deferred taxation
6.7
1.7                 (11.6)
(0.2)
(10.2)
Loss after taxation
(65.8)
(44.2) (22.2)
(154.8)
(167.7)
Profit on sale of investments
0.1
90.6                   92.0
2
82.9
96.0
Impairments
(86.4)
–                   68.1
3
(70.8)
118.5
Loss from associates
–
–                       –
–
(152.0)
Discontinued operation
Profit/(loss) for the period from discontinued
operation
10.6
(44.0) (2.9)
(215.2)
(9.3)
Impairment from discontinued operation
(20.1)
(3.9) –
(807.1)
–
Net loss for the period
(161.6)
(1.5) 135.0
(1 165.0)
(114.5)
Attributable to:
Minority interest
(35.6)
3.5 (0.1)
(240.5)
(4.4)
Ordinary shareholders of the company
(126.0)
(5.0) 135.1
(924.5)
(110.1)
(161.6)
(1.5) 135.0
(1 165.0)
(114.5)
Headline loss per share – cents
– From continuing operations
(12.5)
(11.1) (8.7)
(37.0)
(103.4)
– From total operations
(10.2)
(21.2) (7.8)
(86.7)
(104.5)
Basic (loss)/profit per share – cents
– From continuing operations
(32.0)
(11.1) 41.4
(55.8)
(34.3)
– From total operations
(34.2)
(1.4) 42.3
(271.2)
(35.5)
Calculated on the weighted average
ordinary shares issued of :
368 254 618
345 510 540 319 411 281
340 928 374
310 565 826
Diluted headline loss per share
– cents
(10.2)
(21.2) (7.8)
(86.7)
(104.5)
Diluted basic (loss)/profit per share
– cents
(34.2)
(1.4) 42.3
(271.2)
(35.5)
KPMG’s unmodified review report on the condensed consolidated International Financial Reporting Standards (“IFRS”)
financial statements contained in this announcement is available for inspection at the company's registered office.

SEGMENTAL INFORMATION

As at
As at As at
As at
30 Jun 2007
31 Mar 2007 30 Jun 2006
30 Jun 2007
Rm
Rm Rm
Rm
Notes
Reviewed
Unreviewed Reviewed
Pro forma*
Assets
Property, plant and equipment
649.8
704.6 1 850.6
649.8
Investments
59.7
62.0 38.9
59.7
Environmental trust funds
75.8
71.1 60.4
75.8
Other non-current assets
–
– 219.3
–
Current assets
1 161.9
1 170.4 835.6
1 141.9
Inventories
108.7
99.6 208.7
108.7
Accounts receivable
65.0
66.5 102.1
65.0
Financial assets 4
6.0
10.7 20.8
6.0
Cash and cash equivalents
135.3
108.3 489.0
947.2
Assets classified as held for sale 8
846.9
885.3 15.0
15.0
1 947.2
2 008.1 3 004.8
1 927.2
Equity and liabilities
Equity
143.5
239.8 1 015.3
1 106.5
Shareholders’ equity
141.2
204.9 782.2
953.1
Minority shareholders’ interest
2.3
34.9 233.1
153.4
Long-term borrowings 5
49.1
130.2 403.0
49.1
Post-retirement and other employee benefits
26.0
21.6 24.4
26.0
Provision for environmental rehabilitation
282.6
276.0 322.3
282.6
Deferred mining and income taxes
104.3
101.6 92.0
104.3
Current liabilities
1 341.7
1 238.9 1 147.8
358.7
Accounts payable and accrued liabilities
422.2
346.2 407.5
329.5
Financial liabilities 6
–
240.9 183.4
–
Current portion of long-term borrowings 5
790.3
530.6 556.9
29.2
Liabilities classified as held for sale 8
129.2
121.2 –
–
1 947.2
2 008.1 3 004.8
1 927.2
* Unaudited pro forma consolidated balance sheet as at 30 June 2007 showing the effects of the disposal by Emperor of its indirect 20% interest in the Porgera, JV, the repayment of debt and capital distribution to the Emperor shareholders.
Quarter Jun 2007
Quarter Mar 2007
South
Austral-
Discon-
South Austral- Discon-
Africa
asia
tinued  Other
Africa asia tinued Other
(Unreviewed)
Rm
Rm
Rm
Rm
Rm Rm Rm Rm
Gold and silver revenue
381.8           69.5
–
(1.7)            356.2         158.7
7.1           –
Cash operating costs
(336.7)
(71.9)
–
3.9
(312.8) (143.6)
–            –
Cash operating profit/(loss)
45.1
(2.4)
–
2.2
43.4            15.1
7.1           –
Administration and general other costs
(14.0)
(16.3)
3.6       (6.5)
(8.2) (23.6) (21.2) (13.2)
Share-based payments
–           (8.1)
–
(1.7)
–                 –                    –
(2.0)
Exploration costs
–           (3.6)
–           –
–             (4.9)
–          –
Care and maintenance costs
–               –
–
(2.5)
–                 –                    –
(3.2)
Profit/(loss) from operations
31.1
(30.4)
3.6
(8.5)
35.2           (13.4)
(14.1) (18.4)
Retrenchment costs
–           (4.1)
(3.2)
–
–                 –                6.9
(0.8)
Investment income
3.0             2.5
8.4
1.6
3.2            14.6
(6.7) 1.7
Finance expense
3.8         (34.8)
(2.4)
8.2
(2.2) (10.4) (1.6) (0.5)
Net operating profit/(loss)
37.9
(66.8)
6.4
1.3
36.2           (9.2)
(15.5) (18.0)
Rehabilitation
(9.1)
–                 0.4
(1.6)
(2.3)
–                    –
(0.8)
Depreciation
(14.1)
0.3                (0.6)
3.3
(22.5) (18.3) (0.3) 3.9
Profit/(loss) on financial instruments
(9.2)
(5.5)
2.7        0.7
–              1.4            (22.3)
(0.1)
Movement in gold in process
2.5            (1.2)
(0.3)
–
(1.0) (14.8) (5.9) 0.0
Profit/(loss) before taxation
8.0
(73.2)
8.6
3.7
10.4          (40.9)
(44.0) (15.0)
Taxation
(0.2)
(10.8)
2.0           –
(0.2)
–               (0.1)
–
Deferred taxation
–             6.7
–           –
–              1.7
– –
Profit/(loss) after taxation
7.8
(77.3)
10.6
3.7
10.2          (39.2)
(44.1) (15.0)
CONDENSED CONSOLIDATED BALANCE SHEET

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Quarter
Quarter
Quarter 12 months to
12 months to
Jun 2007
Mar 2007 Jun 2006
30 Jun 2007
30 Jun 2006
Rm
Rm Rm
Rm
Rm
Unreviewed
Unreviewed Unreviewed
Reviewed
Reviewed
Balance at the beginning of the period
239.8
109.5                612.2
1 015.3
483.1
Share capital issued
54.7
142.5                  35.5
320.4
209.8
– for acquisition finance and cash
44.9
141.4                  27.9
314.5
199.9
– for share options exercised
–
–                     2.4                   1.0
3.5
– increase in share–based payment reserve
9.8
2.0                    6.5
12.7
13.3
– for costs
–
(0.9) (1.3)
(7.8)
(6.9)
Net (loss)/profit attributed to ordinary shareholders
(126.0)
(5.0) 135.1
(924.5)
(110.1)
Net (loss)/profit attributed to minority shareholders
(35.6)
3.5                   (0.1)
(240.5)
(4.4)
Increase in minorities
–
–                  218.6                 18.5
231.7
Currency translation adjustments and other
10.6
(10.7) 14.0
(45.7)
205.2
Balance as at the end of the period
143.5
239.8 1
015.3               143.5
1 015.3
Reconciliation of headline loss
Net loss
(126.0)
(5.0) 135.1
(924.5)
(110.1)
Adjusted for:
– Impairments
86.4
–                  (68.1)
70.8
(118.5)
– Impairment from discontinued operation
20.2
3.9 –
807.2
–
– Minority share of impairment
(13.8)
– –
(13.8)
–
– Minority share of impairment from discontinued operation
(4.3)
(0.8) –
(171.7)
–
– Minority share of profit on sale of Vatukuala
(0.1)
19.3 –
19.2
–
– Profit on sale of assets
(0.1)
(90.6) (92.0)
(82.9)
(96.0)
Headline loss
(37.7)
(73.2) (25.0)
(295.7)
(324.6)
CONDENSED CONSOLIDATED CASH FLOW STATEMENT
Quarter
Quarter
Quarter  12 months to
12 months to
Jun 2007
Mar 2007 Jun 2006
30 Jun 2007
30 Jun 2006
Rm
Rm Rm
Rm
Rm
Unreviewed
Unreviewed Unreviewed
Reviewed
Reviewed
Net cash (out)/inflow from operations
(36.1)
(15.8) 19.0
(147.6)
(13.2)
Working capital changes
173.2
(64.5) (89.7)
237.1
(136.6)
Net cash outflow from investing activities
(61.0)
(73.2) (95.2)
(312.1)
(232.7)
Net cash (out)/inflow from financing activities
(3.7)
113.5                512.5                (55.2)
538.7
Increase/(decrease) in cash and cash equivalents
72.4
(40.0) 346.6
(277.8)
156.2
Translation adjustment
(61.2)
(2.2) 9.4
(73.5)
91.6
Opening cash and cash equivalents
126.5
168.7                133.0
489.0
241.2
Closing cash and cash equivalents
137.7
126.5                489.0
137.7
489.0
Cash classified as assets held for sale included
in the closing balance
2.4
18.2
2.4
Reconciliation of net cash outflow from operations
Net operating (loss)/profit
(27.6)
8.9                   37.6
(10.9)
36.1
Net operating profit/(loss) from discontinued operations
6.4
(15.5) (30.7)
(111.5)
(30.7)
(21.2)
(6.6) 6.9
(122.4)
5.4
Adjusted for:
Interest provision on convertible bond
–
– 7.3
–
28.5
Amortisation of convertible cost
0.8
– 4.3
4.3
9.9
Financial instruments
2.8
21.0                  46.9                  51.7
(3.7)
Unrealised foreign exchange (gain)/loss
(6.1)
(7.9) (15.3)
(7.4)
19.6
Growth in Environmental Trust Funds
(2.8)
(2.2) (1.5)
(8.1)
(5.6)
Other non-cash items
3.3
1.3                     6.5
44.8
13.3
Interest paid
0.5
(20.2) (14.4)
(76.2)
(50.7)
Taxation paid
(13.4)
(1.2) (21.7)
(34.3)
(29.9)
Net cash (out)/inflow from operations
(36.1)
(15.8) 19.0
(147.6)
(13.2)

NOTES REGARDING FINANCIAL INFORMATION

Note 1 – Summary of significant accounting policies
Basis of preparation
These provisional condensed annual financial statements for the year ended 30 June 2007 have been prepared in accordance with IFRS.
The principal accounting policies adopted in the preparation of the condensed annual financial statements have been consistently applied to all years presented, unless otherwise stated.
2007
2006
Rm
Rm
Note 2 – Profit on sale of investments
Profit on sale of investments
82.9
6.5
Profit on reduction of interest in Emperor from 88.3% to 78.72%
–
89.5
82.9
96.0
Note 3 – Impairments
Loans
(6.0)
(23.6)
Impairment of assets and investments
(64.8)
–
Reversal of assets and investment in Emperor
–
74.4
Reversal of prior year impairment on investments
–
67.7
(70.8)
118.5
Note 4 – Derivative instruments
Gold call options at fair value
6.0
20.8
The current asset represents the positive mark-to-market on gold call options
Note 5 – Long-term liabilities
ANZ Banking Group Limited – Emperor loan*
759.0
407.2
Industrial Development Corporation of South Africa Limited*
1.4
19.4
Investec Bank (Mauritius) Limited*
27.8
–
Convertible loan notes
–
490.1
Lease and other
51.2
43.2
839.4
959.9
Less payable within one year shown under current liabilities
(790.3)
(556.9)
49.1
403.0
* These long-term liabilities have subsequently been repaid.
Note 6 – Financial liability
Gold forward contracts
–
183.4
Note 7 – Contingencies
The Internal Revenue Commission (“IRC”) of PNG has issued tax assessments to Tolukuma Gold Mines Limited ("TGM") for the years 1996 to 2004 in which they have reduced the amount of allowable capital expenditure claimed in respect of these years with a resulting increase in potential tax payable of R16.5 million (PGK6.8 million).TGM has lodged an objection with the IRC in relation to this matter on the grounds that the TGM mine life based on reserves and annual production was in accordance with claims in the tax return.The IRC have allowed the company to defer payment of the assessment until such time as the matter is resolved. No provisions have been recorded in respect of this item in the financial statements as presented in the June
2007 provisional condensed financial statements.
On 13 March 2007, the PNG press published claims by a Dr Kotapu that he had undertaken a study amongst the downstream communities that proved
Tolukuma tailings discharge is polluting the river and poisoning local communities. Dr Kotapu claimed that the work had been undertaken under the auspices of two Australian health authorities. Subsequently, it has been confirmed that no Government departments or health authorities, either in PNG or Australia, were involved with Dr Kotapu's alleged work and to date no report has been published by Dr Kotapu.
TGM continues to work with local and international stakeholders on environmental practices, and to communicate with key regulatory and law enforcement bodies about Dr Kotapu and his claims.
Note 8 – Subsequent events
The sale of Emperor's 20% interest in the Porgera Joint Venture to Barrick Gold Corporation was approved by DRDGOLD shareholders and Emperor shareholders at the Extraordinary General Meetings held on 27 July and 30 July 2007 respectively, including the approval of a A$0.05 cents per share capital distribution by Emperor.
The transaction was completed on 17 August 2007 and subsequently all Emperor debt repaid on 20 August 2007 including the amount of
US$25.8 million paid to DRDGOLD on inter-company loans.
An unaudited pro forma consolidated balance sheet as at 30 June 2007 has been prepared showing the effects of the disposal by Emperor of its indirect
20% interest in the Porgera JV, the repayment of debt and capital distribution to the Emperor shareholders.

South African operations
Quarter
Quarter % Quarter
12 months to
12 months to
Blyvoor
Jun 2007
Mar 2007 Change Jun 2006
30 Jun 2007
30 Jun 2006
Ore milled
Underground t’000
184
141 30 178
690
674
Surface t’000
932
900 4 920
3 694
3 634
Total t’000
1 116
1 041 7 1 098
4 384
4 308
Yield
Underground g/t
4.74
4.97 (5) 5.26
4.98
5.55
Surface g/t
0.34
0.38 (11) 0.33
0.34
0.34
Total g/t
1.07
1.00 6 1.13
1.07
1.15
Gold produced
Underground oz
28 036
22 538 24 30 124
110 471
120 178
kg
872
701 24 937
3 436
3 738
Surface oz
10 255
11 092 (8) 9 806
40 798
39 515
kg
319
345 (8) 305
1 269
1 229
Total oz
38 291
33 630 14 39 930
151 269
159 693
kg
1 191
1 046 14 1 242
4 705
4 967
Cash operating costs
Underground US$ per oz
665
714 7 607
642
551
ZAR per kg
152 290
166 572 9 126 037
149 114
113 789
ZAR per tonne
722
828 13 663
743
631
Surface US$ per oz
283
265 (7) 276
287
248
ZAR per kg
64 627
61 855 (4) 57 289
66 693
51 245
ZAR per tonne
22
24 8 19
23
17
Total US$ per oz
563
566 1 526
547
476
ZAR per kg
128 810
132 033 2 109 155
126 884
98 314
ZAR per tonne
137
133 (3) 123
136
113
Cash operating profit US$ million
3.9
2.9 34 4.4
13.5
7.9
ZAR million
28.3
20.9 35 28.5
97.6
50.5
Capital expenditure (net) US$ million
2.5
2.0 (25) 2.2
9.5
8.8
ZAR million
17.7
14.8 (20) 14.3
68.5
56.8
Total gold production increased by 14% to 38 291oz, reflecting a 24% rise in underground gold production to 28 036oz. Surface gold production was 8%
lower at 10 255oz.
Higher gold production from underground showed recovery from the combined negative effects of the illegal strike action, underground fire and shaft damage in previous quarters and a return to the higher volume/lower grade mine plan. While the average yield was 5% lower at 4.74g/t, throughput was
30% higher at 184 000t.
Lower surface gold production reflected an anticipated 11% decline in average yield as material recovery progressed through a lower-grade area of the
reserve.Volume was 4% higher at 932 000t.
Total cash operating costs were 1% lower at US$563/oz, reflecting a 7% decline in underground cash operating costs to US$665/oz. Surface cash operating costs rose by 7% to US$283/oz. Cash operating profit increased by 34% to US$3.9 million, reflecting both the increase in total gold production and lower total cash operating costs.
The Way Ahead Project (“WAP”), involving the accessing of No 2 Sub-shaft reserves from levels 27 to 35 of No 5 Shaft, continues, with raiseboring between levels 27 and 31 scheduled to begin during the current quarter. Some R3.6 million in capital was spent during the quarter under review on opening up, development, equipment and materials.
Encouraging results were obtained from a drilling programme to define the uranium (“U
3
0
8
”) resource in Blyvoor’s slimes dam material. RSG Global (Pty)
Limited has been appointed both to audit these results in order to declare a uranium, gold and sulphur surface resource conforming to the SAMREC code, and to define an underground uranium resource.
Crown
Quarter
Quarter %
Quarter 12 months to
12 months to
Consolidated from 1 Dec 2005
Jun 2007
Mar 2007 Change Jun 2006
30 Jun 2007
30 Jun 2006
(Previously 40% attributable)
Ore milled t’000
2 107
2 011 5 2 070
8 405
6 165
Yield g/t
0.33
0.36 (8) 0.36
0.38
0.38
Gold produced oz
22 667
23 180 (2) 23 823
103 011
75 959
kg
705
721 (2) 741
3 204
2 362
Cash operating costs US$ per oz
507
491 (3) 489
450
432
ZAR per kg
116 026
114 423 (1) 101 456
104 442
89 329
ZAR per tonne
39
41 5 36
40
35
Cash operating profit# US$ million
3.6
3.8 (5) 3.5
19.1
9.4
ZAR million
25.6
27.5 (7) 22.6
138.2
60.4
Capital expenditure (net)# US$ million
1.5
1.2 (25) 1.6
4.2
4.9
ZAR million
10.1
9.0 (12) 10.6
30.0
31.6
# Represents total operation
Gold production was 2% lower at 22 667oz.While throughput rose by 5% to 2 107 000t, the average yield was 8% lower at 0.33g/t, reflecting the mining out of high-grade sand reserves.
Cash operating costs increased by 3% to US$507/oz. Cash operating profit was 5% lower at US$3.6 million due to both lower gold production and higher costs.
During the quarter, reclamation of the 7.64 million tonne 3L2 slimes dam began. Treatment through the Crown plant is scheduled to continue for
24 months at a rate of 270 000t a month, recovering an estimated 115 000oz of gold. A decision on the company’s application to the Department of
Minerals and Energy (“DME”) for a licence to mine the Top Star dump south of Johannesburg’s CBD is awaited.
KEY OPERATING AND FINANCIAL RESULTS (UNREVIEWED)

ERPM
Quarter
Quarter %
Quarter 12 months to
12 months to
Consolidated from 1 Dec 2005
Jun 2007
Mar 2007 Change Jun 2006
30 Jun 2007
30 Jun 2006
(Previously 40% attributable)
Ore milled
Underground t’000
68
61 11 77
269
225
Surface t’000
500
430 16 474
1 753
1 598
Total t’000
568
491 16 551
2 022
1 823
Yield
Underground g/t
5.68
6.52 (13) 8.17
6.71
8.29
Surface g/t
0.44
0.41 7 0.41
0.39
0.40
Total g/t
1.07
1.17 (9) 1.49
1.23
1.37
Gold produced
Underground oz
12 410
12 796 (3) 20 223
58 063
59 999
kg
386
398 (3) 629
1 806
1 866
Surface oz
7 137
5 724 25 6 205
22 153
20 325
kg
222
178 25 193
689
633
Total oz
19 547
18 520 6 26 428
80 216
80 324
kg
608
576 6 822
2 495
2 499
Cash operating costs
Underground US$ per oz
840
711 (18) 479
654
461
ZAR per kg
192 358
165 952 (16) 99 514
151 816
95 293
ZAR per tonne
1 092
1 083 (1) 813
1 019
785
Surface US$ per oz
535
629 15 537
606
499
ZAR per kg
122 599
146 725 16 111 451
140 719
103 109
ZAR per tonne
55
61 10 45
55
41
Total US$ per oz
728
686 (6) 493
641
471
ZAR per kg
166 887
160 010 (4) 102 316
148 751
97 289
ZAR per tonne
179
188 5 153
184
134
Cash operating (loss)/profit# US$ million
(1.2)
(0.7) (71) 3.7
(0.5)
5.8
ZAR million
(8.8)
(5.0) (76) 23.6
(3.8)
37.0
Capital expenditure (net)# US$ million
2.0
1.3 (54) 0.7
5.6
2.1
ZAR million
14.5
9.5 (53) 4.8
40.6
13.7
# Represents total operation
Total gold production was 6% higher at 19 547oz. While underground gold was 3% lower at 12 410oz, surface gold increased by 25% to 7 137oz.
Underground throughput rose by 11% to 68 000t, reflecting better productivity levels resulting from both improved ventilation and compressed air supply to the eastern longwall area. Faulting below 70 level continued to compromise volume and yield however, the latter declining by 13% to 5.68g/t. As reported previously, this situation is expected to continue for up to nine months, while the faulting is negotiated.
Higher surface gold production reflected both a 16% increase in throughput to 500 000t – a result of upgrades to pumps, pipelines and other infrastructure
– and a 7% rise in yield to 0.44g/t.
Total cash operating costs were 6% higher at US$728/oz due to an 18% increase in underground cash operating costs to US$840/oz. Surface cash operating costs, however, were 15% lower at US$535/oz.The total cash operating loss increased from US$0.7 million to US$1.2 million.
The plugging project to isolate the mine’s Far East Vertical Shaft from water rising in the Central Witwatersrand Basin is scheduled for completion in October.
A pumping upgrade to cope with water inflow from the Hercules Basin continues. Pumping at a rate of 60 megalitres a day is scheduled to begin in
September, with the pumped water earmarked for use by the Crown retreatment operation. The mine has re-applied to the Government for a pumping subsidy to help offset monthly pumping costs of R1.8 million.
During the quarter, the mine reported a 150% increase in total resources, arising primarily from the addition of 16.74 million inferred resource ounces at an average grade of 5.54 grams per ton in ERPM's southern lease area and 8.32 million inferred resource ounces at an average grade of 9.06g/t in the
ERPM Extension 2 area (contiguous to the ERPM Extension 1 prospecting right).
Australasian operations
Quarter
Quarter %
Quarter 12 months to 12 months to
Tolukuma
Jun 2007
Mar 2007 Change Jun 2006
30 Jun 2007
30 Jun 2006
Ore milled t’000
49
48 2 45
185
193
Yield g/t
6.71
6.15 9 8.58
7.43
8.83
Gold produced oz
10 561
9 483 11 12 408
44 181
54 790
kg
329
295 11 386
1 374
1 704
Cash operating costs US$ per oz
906
922 2 761
868
564
ZAR per kg
206 775
215 146 4 157 850
201 582
116 650
ZAR per tonne
1 388
1 322 (5) 1 354
1 497
1 030
Cash operating loss US$ million
(2.4)
(0.8) (200) (0.3)
(7.3)
(0.7)
ZAR million
(17.3)
(6.1) (184) (1.9)
(52.5)
(4.6)
Capital expenditure (net) US$ million
1.6
1.3 (23) 0.6
6.5
4.3
ZAR million
11.0
9.5 (16) 3.8
46.6
27.3
Total production for the quarter was 49 000t milled at a recovered grade of 6.71g/t which produced 10 561oz.This represents an 11% increase in gold produced over the previous quarter, due largely to a 9% increase in yield despite a strike by employees in April which resulted in five days lost production.
The major impediment to production throughout the year was the inability of the underground mine to deliver sufficient quantities of high grade ore to maintain mill capacity.This was due to the strong safety standards implemented at the mine with the suspension of Gulbadi and then to the cash flow and inventory crisis, which occurred from December to May. As a result of this, much of the mill feed for the year was sourced from low grade surface stockpiles.

KEY OPERATING AND FINANCIAL RESULTS (UNREVIEWED)

Quarter
Quarter %
Quarter 12 months to 12 months to
Porgera (20% share of JV)
Jun 2007
Mar 2007 Change Jun 2006
30 Jun 2007
30 Jun 2006
Ore milled t’000
–
214 (100) 305
714
1 097
Yield g/t
–
2.69 (100) 2.77
3.12
3.64
Gold produced oz
–
18 525 (100) 27 215
71 570
128 238
kg
–
576 (100) 846
2 225
3 990
Cash operating costs US$ per oz
–
597 100 173
450
280
ZAR per kg
–
139 262 100 36 200
105 063
57 833
ZAR per tonne
–
375 100 100
327
210
Cash operating profit US$ million
2.5
2.9 (14) 11.7
13.2
29.2
ZAR million
16.2
21.2 (24) 75.5
93.8
188.0
Capital expenditure (net) US$ million
0.7
3.1 77 5.8
8.3
17.0
ZAR million
4.4
22.3 80 37.6
59.6
109.3
In April 2007, Emperor announced the sale of its 20% interest in the Porgera JV to Barrick Gold Corporation.Total consideration for the transaction was US$250 million plus an additional adjustment amount, paid in cash.The legal effective date of the transaction was 1 April 2007.
The sale was approved by DRDGOLD shareholders and Emperor shareholders at the general meetings held on 27 July and 30 July 2007 respectively.
The transaction was completed on 17 August 2007.
Discontinued operation
Vatukoula (“Old” Emperor)
Quarter
Quarter %
Quarter 12 months to
12 months to
Consolidated from 6 April 2006
Jun 2007
Mar 2007 Change Jun 2006
30 Jun 2007
30 Jun 2006
(Previously 39.52% attributable)
Ore milled t’000
–
– – 23
117
161
Yield g/t
–
– – 2.78
7.15
5.49
Gold produced oz
–
429 (100) 2 053
26 910
28 397
kg
–
13 (100) 64
836
884
Cash operating costs US$ per oz
–
– – 515
795
595
ZAR per kg
–
– – 112 281
189 986
122 971
ZAR per tonne
–
– – 312
1 358
705
Cash operating profit/(loss)# US$ million
–
1.0 (100) (2.4)
(4.5)
(9.7)
ZAR million
–
7.1 (100) (15.6)
(36.9)
(62.3)
Capital expenditure (net)# US$ million
–
0.1 100 3.6
9.2
11.1
ZAR million
–
0.7 100 23.3
66.2
71.1
# Replresents total operation
In March 2007, Emperor announced that it had signed an agreement to sell all its Fijian assets, including the Vatukoula Mine, to Westech Gold (Pty)
Limited, a private company incorporated in Australia. Under the agreement, Emperor sold 100% of its shares in its Australian subsidiaries (Emperor
Finance Limited and Emperor Australia Limited) which in turn own the Fijian assets.The sale was completed on 28 March 2007.
CASH OPERATING COSTS RECONCILIATION
Australasian Operations
Porgera
Continued Discontinued
R000 unless otherwise stated
Tolukuma
JV (20%)
Operations
Vatukoula
Total cash costs
Jun 07 Qtr
79 225
11 181
90 406
(86)
Mar 07 Qtr 80 021 96 381 176 402 20 208
12 Mths to Jun 07 321 938 231 889 553 827 234 326
Movement in gold in process
Jun 07 Qtr
5 784
(6 983)
(1 199)
(300)
Mar 07 Qtr (8 400) (6 380) (14 780) (5 863)
12 Mths to Jun 07 4 608 31 099 35 707 (21 380)
Less: exploration, production taxes, rehabilitation
Jun 07 Qtr
3 874
(1 201)
2 673
(1 269)
and other Mar 07 Qtr 749 6 710 7 459 18 446
12 Mths to Jun 07 14 907 14 670 29 577 17 801
Less: retrenchment costs
Jun 07 Qtr
999
–
999
3 239
Mar 07 Qtr – – – (6 901)
12 Mths to Jun 07 999 – 999 22 491
Less: corporate and general administration costs
Jun 07 Qtr
12 107
5 399
17 506
(2 356)
Mar 07 Qtr 7 404 3 076 10 480 2 800
12 Mths to Jun 07 33 666 14 553 48 219 13 826
Cash operating costs
Jun 07 Qtr
68 029
–
68 029
–
Mar 07 Qtr 63 468 80 215 143 683 –
12 Mths to Jun 07 276 974 233 765 510 739 158 828
Gold produced
Jun 07 Qtr
329
–
329
–
Mar 07 Qtr 295 576 871 13
12 Mths to Jun 07 1 374 2 225 3 599 836
Total cash operating costs – R/kg
Jun 07 Qtr
206 775
–
206 775
–
Mar 07 Qtr 215 146 139 262 164 963 –
12 Mths to Jun 07 201 582 105 063 141 911 189 986
Total cash operating costs – US$/oz
Jun 07 Qtr
906
–
906
–
Mar 07 Qtr 922 597 707 –
12 Mths to Jun 07 868 450 610 795

EXPLORATION AND DEVELOPMENT

South African Operations
Total Mine
R000 unless otherwise stated
Crown
ERPM
Blyvoor
Operations
Total cash costs
Jun 07 Qtr
87 473
105 645
158 442
351 560
Mar 07 Qtr 90 131 98 670 143 993 332 794
12 Mths to Jun 07 360 957 393 562 618 156 1 372 675
Movement in gold in process
Jun 07 Qtr
(447)
3 982
(1 043)
2 492
Mar 07 Qtr (416) (371) (259) (1 046)
12 Mths to Jun 07 (589) 3 760 (296) 2 875
Less: exploration, production taxes, rehabilitation
Jun 07 Qtr
(83)
2 210
1 607
3 734
and other Mar 07 Qtr 3 340 2 200 1 457 6 997
12 Mths to Jun 07 8 843 8 434 5 881 23 158
Less: retrenchment costs
Jun 07 Qtr
–
73
–
73
Mar 07 Qtr – – – –
12 Mths to Jun 07 – 73 – 73
Less: corporate and general administration costs
Jun 07 Qtr
5 311
5 877
2 379
13 567
Mar 07 Qtr 3 876 3 933 4 170 11 979
12 Mths to Jun 07 16 893 17 681 14 989 49 563
Cash operating costs
Jun 07 Qtr
81 798
101 467
153 413
336 678
Mar 07 Qtr 82 499 92 166 138 107 312 772
12 Mths to Jun 07 334 632 371 134 596 990 1 302 756
Gold produced
Jun 07 Qtr
705
608
1 191
2 504
Mar 07 Qtr 721 576 1 046 2 343
12 Mths to Jun 07 3 204 2 495 4 705 10 404
Total cash operating costs – R/kg
Jun 07 Qtr
116 026
166 887
128 810
134 456
Mar 07 Qtr 114 423 160 010 132 033 133 492
12 Mths to Jun 07 104 442 148 751 126 884 125 217
Total cash operating costs – US$/oz
Jun 07 Qtr
507
728
563
587
Mar 07 Qtr 491 686 566 572
12 Mths to Jun 07 450 641 547 540
Australasian operations
Papua New Guinea
The company maintains over 5 000km
2
of exploration tenements in PNG. During the quarter the focus of drilling activity was on Tolukuma Mine Extension and near mine targets. Regional exploration was undertaken on ELs 580, 683, 894 and 1327.
Mine Extension
Drilling on the Zine structure from both surface and underground returned a range of positive results.The most encouraging was in hole ZN093 where a bonanza grade intersection was recorded of 1.66m @ 204.08g/t Au and 63.2g/t Ag.This was followed up with a hole ZN094, which intersected the Zine structure approximately 70m above hole ZN093, and 30m below current development drives, and returned 1.66m @ 63.58g/t Au and 257.3g/t Ag.
Drilling is ongoing in the Fundoot South area located just beyond the southern extent of current mining operations, and at the Kagam area located approximately 250m further south than Fundoot.
Near mine
Drilling has been undertaken at the Banana prospect located 300m west of the Toluluma vein near where it swings to the south-east near Gulbadi vein.
Considerable work was undertaken at Saki Prospect during the quarter. Saki is located approximately 3km east of the Tolukuma mine and displays many features comparable with the Tolukuma vein array. All historical data has been compiled, additional stream sediment sampling completed and geological mapping and rock chip sampling completed.

EXPLORATION AND DEVELOPMENT continued

PNG: Regional Programme
A soil sampling programme has been completed at Hoyu Prospect located approximately 10km east of Tolukuma in an area exhibiting extensive ‘high sulphidation’ style alteration. 158 soil samples, on 7 traverses, were collected over an area of 15 X 5km.
On EL894 geological mapping and rock chip sampling was undertaken to further define the area of confluence of the Tolukuma-Sali-Ijav faults. This area is located approximately 13km south-east of the Tolukuma mine, and 10km south of the Hoyu prospect. Structures consistent with the Tolukuma-Saki-Ijav faults were confirmed on the ground and maximum rock chip assays were 0.6g/t Au and 20g/t Ag.
A three-week programme of mapping and rock chip sampling was compiled at Aikora Prospect on EL1327 located 60km north-east of Tolukuma.
73 samples were collected.
Results have been received from sampling undertaken last quarter on EL1366. Of the 21 samples the highest Au grade was 1.14g/t and separately the highest Ag grade was 69.1g/t.
South Africa
ERPM
Drilling is in progress from 72 H/W Drive East, to confirm geological faulting and contours ahead of mining.The current depth of the hole is 73.4m, with the major fault intersection expected a further 30m ahead.
Drilling on 66 level Drive West intersected a 30m wide dyke, which was 10m earlier than expected. A footwall was intersected on the other side of the dyke, which suggests a down throw associated with the intrusion. This hole is to be surveyed to confirm geological interpretation. If required, a second hole will be drilled to determine displacement.
ERPM Extension 1 (Sallies)
Drilling is currently concentrated within the current mining lease area to define and firm up on geological structures. We are waiting for a response from the DME regarding the permission for the overstoping of the exploration development.
ERPM Extension 2 (Sallies)
A geological report has been produced, which declares an audited Inferred Resource of 28.576 million tons at 9.06g/t (8.32 million oz) declared.
Blyvoor
During the quarter Blyvoor's slimes dams were drilled and sampled for gold, uranium and sulphur. An audited inferred uranium and gold slimes dam resource will be declared during the 2007/08 financial year.
Composite samples taken from the Metallurgical plant run-of-mill, underground feed, and slimes reclamation, returned encouraging U
3
0
8
grades, ranging
from 0.05 to 0.09kg/tonne.
An exploration drilling programme linked to opening up and development has been scheduled out. Drilling is expected to commence in September 2007, to evaluate the south-west down dip extension of the ore body south of the Boulder Dyke.
DIRECTORS
(*British) (**Australian) (***American)
Executive:
Non-executives:
Company Secretary:
JWC Sayers (Chief Executive Officer) J Turk *** TJ Gwebu
Alternate:
Independent non-executives:
JH Dissel RP Hume
GC Campbell* (Non-Executive Chairman)
D Blackmur ** (Senior Non-Executive Director)
For further information, contact John Sayers at:
Tel: (+27-11) 219-8700 • Fax: (+27-11) 476-2637 • website: http://www.drdgold.com
Ebsco House 4, 299 Pendoring Avenue, Blackheath, Randburg, South Africa • PO Box 390, Maraisburg, 1700, South Africa